BYLAWS OF E-STREAM MEDIA INC.

ARTICLE I SHAREHOLDERS

Section 1. Annual Meeting. An annual meeting shall be held once each calendar year for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting...

Section 2. Special Meetings. Special meetings of the shareholders may be requested by the President, the Board of Directors, or the holders of a majority of the outstanding voting shares.

Section 3. Notice. Written notice of all shareholder meetings, whether regular or special meetings, shall be provided...

Section 4. Place of Meeting. Shareholders meetings shall be held at the corporations principal place of business unless otherwise stated...

Section 5. Quorum. A majority of the outstanding voting shares... shall constitute a quorum...

Section 6. Informal Action. Any action... may be taken without a meeting if a written consent is signed...

ARTICLE II DIRECTORS

Section 1. Number of Directors. The corporation shall be managed by a Board of Directors consisting of 12 directors.

Section 2. Election and Term. Directors shall be elected at the annual shareholders' meeting and serve one-year terms...

Section 3. Quorum... Section 4. Adverse Interest... Section 5. Regular Meeting... Section 6. Special Meeting...

Section 7. Procedures... Section 8. Informal Action... Section 9. Removal/Vacancies... Section 10. Resignation...

Section 11. Committees... Section 12. Conflict of Interest... Section 13. Amendment Requirements...

Section 14. Uncertificated Shares... Section 15. Stock Restriction Notification...

ARTICLE III OFFICERS

Section 1. Officers. The officers shall include a President, Vice President(s), Treasurer, and Secretary.

President: Chief executive officer and presiding officer.

Vice President: Acts in absence of the President.

Secretary: Maintains records and certifies official documents.

Treasurer: Manages finances and reports to the Board.

Section 2. Election and Term... Section 3. Removal or Vacancy...

ARTICLE IV CORPORATE SEAL, EXECUTION OF INSTRUMENTS

... signed by the President or VP and the Secretary or Treasurer...

ARTICLE V AMENDMENTS

Bylaws may be amended...

ARTICLE VI INDEMNIFICATION

ARTICLE VII STOCK CERTIFICATES

ARTICLE VIII DISSOLUTION

CERTIFICATION

I, Brent Davis, President of E-Stream Media Inc., hereby certify that the above bylaws were duly adopted by the Board of Directors of the Corporation on this ___ day of June 20th, 2025.

/s/ Brent Davis, President, E-Stream Media Inc.